SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

99.1	News Release Dated May 7, 2020
99.2	Condensed consolidated interim financial statements for the six months ended March 31, 2020 and 2019
99.3	Form 51-102F1 Management Discussion and Analysis for the six months ended March 31, 2020 and 2019
99.4	Form 52-109FV2 Certification of Interim Filings – Chief Executive Officer
99.5	Form 52-109FV2 Certification of Interim Filings – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: May 7, 2020	By:	/S/ DAVID WOOD
	Name: Title:	David Wood Chief Financial Officer